SEWARD & KISSEL LLP ONE BATTERY PARK PLAZA NEW YORK, NEW YORK 10004

TELEPHONE: (212) 574-1200 FACSIMILE: (212) 480-8421 WWW.SEWKIS.COM	1200 G STREET, N.W. WASHINGTON, D.C. 20005 TELEPHONE: (202) 737-8833 FACSIMILE: (202) 737-5184

       May 30, 2012

VIA EDGAR Ms. Julie Rizzo Attorney-Advisor Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street N.E. Washington, DC 20549

Re:	Star Bulk Carriers Corp.
Registration Statement on Form F-3
Filed April 12, 2012
and Documents Incorporated by Reference
File No. 333-180674

Dear Ms. Rizzo:

We refer to the registration statement on Form F-3 under File No. 333-180674 (the "Registration Statement") filed by Star Bulk Carriers Corp. (the "Company") with the Securities and Exchange Commission (the "Commission") on April 12, 2012.  By letter dated May 8, 2012 (the "Comment Letter") the staff of the Commission (the "Staff") provided the Company with its comments regarding the Registration Statement.

The Company has today filed via EDGAR Amendment No. 1 to the Registration Statement (the "Amended Registration Statement"), which responds to the Staff's comments contained in the Comment Letter.  The Amended Registration Statement also includes certain updates related to the passage of time.

This letter responds to the Staff's Comment Letter.  The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

Ms. Julie Rizzo
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 30, 2012

Form S-3

General

1.	Please provide us with a sufficiently detailed analysis explaining why Mr. Pappas is not an underwriter. Alternatively, please revise to name Mr. Pappas as an underwriter.

The Company has reviewed the facts and circumstances surrounding the equity investments made by Mr. Pappas and cannot conclude that he is an "underwriter" within the meaning of Section 2(a)(11) of the Securities Act of 1933, as amended (the "Securities Act") for the reasons discussed below.

Background:

Common Share Acquisitions and Dispositions

As of the date hereof, Mr. Pappas owns 6,017,272 shares of the Company's common stock, par value $0.01 per share (the "Common Shares").  During the period from the Company's inception through and including the date hereof, Mr. Pappas acquired Common Shares through the following transactions: (i) in 2005, Mr. Pappas acquired 3,947,873 Common Shares (the "Private Placement Shares") that were issued in a private placement by Star Maritime Acquisition Corp., the Company's predecessor; (ii) in 2008, in private transactions with two former directors of the Company, Mr. Pappas acquired an aggregate of 3,455,417 Common Shares (the "Private Transaction Shares"); (iii) in 2008, Mr. Pappas received dividend payments from the Company of an aggregate of 1,157,564 Common Shares, including 578,783 Common Shares which were acquired through the reinvestment of the cash portion of a dividend payment (the "Dividend Shares"); and (iv) during the period from the Company's inception through the date hereof, Mr. Pappas acquired an aggregate of 725,000 Common Shares (the "Equity Incentive Shares") under the Company's equity incentive plans.  Mr. Pappas has sold Common Shares through the following transactions: (i) in 2009, Mr. Pappas sold an aggregate of 538,760 Common Shares in transactions under the Prior Registration Statement (as defined below); (ii) in 2009, Mr. Pappas sold 75,000 Common Shares in a private transaction to another director of the Company; and (iii) in April 2012, Mr. Pappas transferred an aggregate of 2,654,822 Common Shares in private transactions to unrelated third parties.  The purchasers in the transactions described in (ii) and (iii) of the preceding sentence received from Mr. Pappas, Common Shares containing restrictive legends that require, among other things, an opinion from counsel in connection with any resale or transfer of those shares.

The Company previously registered for resale by Mr. Pappas an aggregate of 9,738,354 Common Shares (including shares underlying warrants that have since expired), representing all of the shares then owned by Mr. Pappas or 16.15% of the Company's then outstanding Common Shares, on its registration statement on Form F-3 (File No. 333-156843) that was declared effective on February 17, 2009 (the "Prior Registration Statement").  Under the Prior Registration Statement Mr. Pappas had the ability to sell all of his Common Shares but instead sold only 538,760 Common Shares under the Prior Registration Statement, which was approximately 5.5% of his holdings at that time or less than 1% of the then outstanding Common Shares.  The Company believes that these transactions are inconsistent with the functions of an underwriter and are not an attempt to disguise a primary offering of the Company's securities.

Ms. Julie Rizzo
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 30, 2012

The Private Placement Shares and the Private Transaction Shares were acquired by Mr. Pappas in private transactions pursuant to exemptions from the registration requirements of the Securities Act. In each case, Mr. Pappas made specific representations and warranties regarding his investment intent, including representations that Mr. Pappas acquired the Common Shares for investment purposes and did not have any agreement or understanding, directly or indirectly, with any person including with respect to the voting or distribution of the Common Shares.  The Dividend Shares were acquired directly from the Company as part of a dividend payment that consisted of cash and Common Shares.  Mr. Pappas, along with the executive management and the other directors, reinvested the cash portion of the dividend into newly issued Common Shares.  All shareholders received the equivalent dividend payment.  The Equity Incentive Shares were issued by the Company as incentive compensation for work performed for the Company.  The acquisition of these Common Shares did not involve any "toxic" features such as price re-set, floating price conversion rights or other similar provisions that have been identified by the Staff as causing concern in PIPE transactions.1  In addition, the Company believes that Mr. Pappas is not in the business of selling or underwriting securities, and that Mr. Pappas is not a broker-dealer or an affiliate of a broker-dealer.

As noted above, as of the date of this letter, Mr. Pappas has held the vast majority of his Common Shares other than a limited number of Equity Incentive Shares for over three (3) years, which is inconsistent with the practice of an underwriter.  As stated in the Amended Registration Statement, the Company will not receive any proceeds from the resale of shares by Mr. Pappas or any of the other selling shareholders—any and all proceeds from the sale of Common Shares covered under the Amended Registration Statement will be for his own account.

The Company believes that the transactions described above in which Mr. Pappas acquired the Common Shares, which it seeks to register for resale pursuant to the Amended Registration Statement, cannot be reasonably characterized as those in which Mr. Pappas has or will perform the functions of an underwriter, or in which the Company's intent is to disguise a primary offering of its securities.

Amended Registration Statement

The Company is proposing to register for resale an aggregate of 5,292,272 Common Shares owned by Mr. Pappas under the Amended Registration Statement representing approximately 6.5% of the outstanding Common Shares and 6.8% of the Company's non-affiliated public float.  350,000 of the Equity Incentive Shares are registered for resale under the Company's registration statement on Form S-8 (File No. 333-176922).  The balance of the Equity Incentive Shares, or 375,000 Common Shares, are not registered under any of the Company's registration statements.  The filing of the Amended Registration Statement was unanimously approved by the Board of Directors, a majority of which is independent.  The Company's management is solely responsible for the timing and content of the Amended Registration Statement and Mr. Pappas has not participated in the drafting of the prospectus contained in, or the filing of, the Amended Registration Statement.  In addition, to the Company's knowledge, there are no contractual or other relationships among Mr. Pappas and any other person relating to the Common Shares, including any voting or other agreement.

1 See Securities Act Forms Compliance and Disclosure Interpretation 116.19.

Ms. Julie Rizzo
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 30, 2012

Statutory Underwriter Analysis:

Section 2(a)(11) of the Securities Act ("Section 2(a)(11)") defines "underwriter" to mean "any person who has purchased from an issuer with a view to, or offers or sells for an issuer in connection with, the distribution of any security, or participates or has a direct or indirect participation in any such undertaking, or participates or has a participation in the direct or indirect underwriting of any such undertaking."

The main consequences of being an underwriter as defined in Section 2(a)(11) are twofold.2  First, an underwriter cannot rely on the exemption provided by Section 4(1) of the Securities Act from the registration requirement set forth in Section 5 of the Securities Act.  Second, an underwriter is subject to liability as set forth in Section 11 of the Securities Act.  Because the shares to be sold by Mr. Pappas are to be registered under such Section 5 by way of the Amended Registration Statement, the analysis below only addresses the question of whether Mr. Pappas would necessarily be deemed an underwriter when selling Common Shares under the Amended Registration Statement for purposes of Section 11 liability.3

The definition of "underwriter" contains a number of elements.  In order to be an underwriter, a person must (a) purchase from an issuer with a view to, or offer or sell for an issuer in connection with, the distribution of any security or (b) participate or have a direct or indirect participation in any such undertaking (that is, the distribution of any security), or participate or have a participation in the direct or indirect underwriting of any such undertaking.4

Determining whether someone is an underwriter involves an analysis of multiple factors: whether a person purchased the securities with a view to distribution (rather than investment), offers or sells securities for an issuer in connection with a distribution, directly or indirectly participates in a distribution of securities, and the status of the person vis-à-vis the issuer.  In other words, the term "underwriter" is defined "on the basis of [a person's] relationship to the particular offering,"5 and thus analysis of whether a person is an underwriter generally needs to be analyzed in light of a particular transaction.  The Commission promulgated Rule 144 under the Securities Act to provide clarity by offering safe harbor regulation for sellers of securities,6 but outside of the safe harbors, the analysis of whether a person is an underwriter continues to involve subjective interpretation of statutory language7 and involves review of the facts.8

2 In addition, underwriter status may determine the availability of the preliminary negotiations clause in Section 2(a)(3) of the Securities Act.

3 Courts may apply a different standard in determining whether a selling shareholder is an underwriter depending on whether registered or unregistered shares are involved.  See In re Activision Securities Litigation, 621 F.Supp. 415, 424 (N.D. Cal. 1985) ("Activision") ("those cases that have broadly construed the definition of underwriters in §11 have done so in contexts very different from the instant one, such as when a seller of an unregistered security is denied an exemption from liability pursuant to 15 U.S.C. §77d").

4 Section 2(a)(11) of the Securities Act.

5 See II Louis Loss, Joel Seligman, et al., Securities Regulation 1177 (4th ed. 2007).

6 See, e.g., Preliminary Note to Rule 144 (noting that the interpretation of the definition of underwriter traditionally has been focused on the words "with a view to" distribution, which creates difficulty as it is difficult to ascertain the mental state of a purchaser at the time of an acquisition and that Rule 144 was adopted to establish specific criteria to determine whether a person was engaged in a distribution).

7 See, e.g., Berckely Inv. Group, Ltd. v. Colkitt, 455 F.3d 195, 214 n.21 (3d Cir. 2006) ("Berckely") (stating that although the law in this area has largely moved from subjectivity of the statutory standard to the objective rule enforcement, the statutes still exist and are subject to interpretation) and Buck v. U.S. Digital Commc'n Inc., 141 F.3d 710, 712 (7th Cir. 1998) (noncompliance with the terms of Rule 144 does not by itself mean that there has been a distribution).

8 Nelson v. Quimby Island Reclamation Dist. Facilities Corp., 491 F.Supp. 1364, 1372 (N.D. Cal. 1980).

Ms. Julie Rizzo
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 30, 2012

In order to be an underwriter, a person has to perform one of the functions specified in the statute in relation to the offering.9  It follows therefore that if a person does not perform any of the specified functions in relation to an offering, that person may not be deemed an underwriter.

Under the Amended Registration Statement, Mr. Pappas may sell his shares pursuant to a firm commitment underwritten offering, along with other forms of distribution.  In the case of a firm commitment underwritten offering, even if Mr. Pappas may be found to participate or have a direct or indirect participation in, the distribution of any security, or participate or have a participation in the direct or indirect underwriting of any such undertaking when selling his Common Shares, courts have found that a selling shareholder is not acting as an underwriter when selling shares to an underwriter in a firm commitment underwritten offering,10 even if the selling shareholder owns a significant amount of shares of the issuer,11 has held the shares for a short period of time,12 sells a significant amount of shares13 or has the shares registered pursuant to an agreement with the issuer to register the selling shareholders shares.14  Therefore, following the courts' reasoning in the cases of Activision, Neuwirth, Musicmaker and McFarland, if Mr. Pappas should determine to sell shares in a firm commitment underwritten offering, the Company respectfully submits that he would not be considered an underwriter.

9 See Loss, supra note 5, at  1177 and Nelson, 491 F.Supp. at 1371.

10 See, e.g., Neuwirth Investment Fund, Ltd. v. Swanton, 422 F.Supp. 1187 (S.D.N.Y. 1975); In re Activision Securities Litigation, 621 F.Supp. 415, 425 (N.D. Cal. 1985) ("Activision"); In re Musicmaker.com Securities Litigation, 2001 U.S. Dist. LEXIS 25118, *43-*44  (C.D. Cal. 2001) ("Musicmaker"); and McFarland v. Memorex Corporation, 493 F.Supp. 631 (N.D. Cal. 1980).

11 In Musicmaker, the selling shareholder owned 60.8% of the securities of Musicmaker.com before the IPO, Musicmaker, U.S. Dist. LEXIS 25118 at*13, and in Activision, the non-director defendants were found to be controlling person but not underwriters.  Activision, 621 F.Supp. at 423.  But see, e.g., Geiger v. SEC, 363 F.3d 481, 484 (DC Cir. 2004) (sale of 0.5% of shares of unregistered stock was a distribution for purposes of determining underwriter status).  Unlike in Activision and Musicmaker, the stock in Geiger was unregistered.

12 At the time of the IPO in Musicmaker, the selling shareholder had owned the shares it was selling for 1 month.  Musicmaker, U.S. Dist. LEXIS 25118 at *12-15.  But see Berckely, 455 F.3d at 214 (quick turnaround sale of shares by selling shareholder at least creates an issue of fact whether selling shareholder acquired the shares with a view to distribution).  Unlike Musicmaker, the shares in Berckely were unregistered.

13 In Musicmaker, the selling shareholder sold shares in the issuer's IPO representing approximately 12% of the issuer's outstanding stock before the IPO.  Musicmaker, U.S. Dist. LEXIS 25118 at *15.

14 Activision, 621 F.Supp at 424.

Ms. Julie Rizzo
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 30, 2012

The Staff has emphasized the difficulty of the question and the necessity of analyzing the facts and all circumstances of each particular transaction. In Question 612.09 of the Securities Act Rules Compliance and Disclosure Interpretations (the "Interpretation"), the Staff has set forth a detailed analysis of the relevant factors that should be examined:

"It is important to identify whether a purported secondary offering is really a primary offering, i.e., the selling shareholders are actually underwriters selling on behalf of an issuer. Underwriter status may involve additional disclosure, including an acknowledgment of the seller's prospectus delivery requirements. In an offering involving Rule 415 or Form S-3, if the offering is deemed to be on behalf of the issuer, the Rule and Form in some cases will be unavailable (e.g., because of the Form S-3 'public float' test for a primary offering, or because Rule 415 (a)(l)(i) is available for secondary offerings, but primary offerings must meet the requirements of one of the other subsections of Rule 415). The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds. Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer." (emphasis added)

As the Interpretation indicates, the question is a "difficult" and "factual" one that involves an analysis of many factors and "all the circumstances."  Each of the relevant factors listed in the Interpretation is discussed below in the context of the offering under the Amended Registration Statement.

Rule 415 Analysis:

A.  How long Mr. Pappas held the Common Shares

Presumably, the longer shares are held, the less likely it is that Mr. Pappas is acting as a mere conduit for the Company.  Here, Mr. Pappas has held the vast majority of his shares for over three (3) years from the date of this letter.  To the Company's knowledge, and consistent with his past practice as a long-term investor in the Company, Mr. Pappas does not currently have plans or intentions to sell his Common Shares and may in the future engage in intra-family transfers for estate planning purposes.  In addition, Mr. Pappas had made typical "investment intention" representations and warranties in the applicable transaction documents to the effect that he acquired the Common Shares for investment purposes only and not with a view to or for the purposes of distributing or reselling the shares.

Ms. Julie Rizzo
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 30, 2012

Furthermore, all of Mr. Pappas' Common Shares were registered for resale under the Prior Registration Statement.  During the period from the effective date of that registration statement until the date hereof, Mr. Pappas sold only 538,760 Common Shares pursuant to the Prior Registration Statement even though he had the ability to sell all of his Common Shares.

The Company believes that Staff guidance supports the conclusion that a sufficient holding period has elapsed in order to establish that Mr. Pappas is not acting as a conduit for the Company.

For example, in the Staff's Securities Act Forms Compliance and Disclosure Interpretation 116.19 (the "PIPE Interpretation") the Staff indicates that:

"In a PIPE transaction, the company will be permitted to register the resale of securities prior to their issuance if the company has completed a Section 4(2)-exempt sale of the securities … to the investor, and the investor is at market risk at the time of filing of the resale registration statement.  The investor must be irrevocably bound to purchase a set number of securities for a set purchase price that is not based on market price or a fluctuating ratio, either at the time of effectiveness of the resale registration statement or at any subsequent date.  When a company attempts to register for resale shares of common stock underlying unissued, convertible securities, the PIPEs analysis applies to the convertible security, not to the underlying common stock.  There can be no conditions to closing that are within an investor's control or that an investor can cause not to be satisfied.  For example, closing conditions in capital formation transactions relating to the market price of the company's securities or the investor's satisfactory completion of its due diligence on the company are unacceptable conditions.  The closing of the private placement of the unissued securities must occur within a short time after the effectiveness of the resale registration statement."

The PIPE Interpretation suggests that a company may register a secondary offering immediately following a PIPE transaction. Since no holding period is required for a PIPE transaction to be a valid secondary offering, the Company believes that a holding period in excess of three years must also be sufficient for a valid secondary offering.  Additionally, the Company is not aware of any Staff guidance on Rule 415 addressing the appropriate length of time shares must be held in order to determine whether a purported secondary offering is a disguised primary offering.  Based on an analysis of the available guidance, the Company respectfully submits that Mr. Pappas' holding period of more than three (3) years subsequent to valid private transactions, especially when combined with the investment intention representations and warranties in the applicable acquisition agreements, clearly demonstrates that Mr. Pappas is not acting as a mere conduit for the Company.

Ms. Julie Rizzo
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 30, 2012

B.  The circumstances under which Mr. Pappas received the Common Shares

The Company believes that (i) the Private Placement Shares were acquired in a private placement with the Company's predecessor that complied with Section 4(2) of the Securities Act and Regulation D promulgated thereunder; (ii) the Private Transaction Shares were acquired in private transactions exempt from the registration requirements of the Securities Act; (iii) the Dividend Shares were acquired directly from the Company as part of a dividend payment that consisted of Common Shares and cash, the cash portion of which was reinvested into newly issued Common Shares; and (iv) the Equity Incentive Shares were issued pursuant to the Company's equity incentive plans as incentive compensation.  The Company believes that none of these Common Shares were acquired in transactions that include any "toxic terms" which might raise any special concerns by the Staff under the PIPE Interpretation.  In addition, Mr. Pappas has specifically represented in these transactions that he did not have any agreement or understanding, directly or indirectly, with any person to distribute the Common Shares.

Given the nature of the transactions and the intent demonstrated by Mr. Pappas, the Company respectfully submits that the circumstances under which Mr. Pappas received the Common Shares support its view that the resale of such shares is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

C.  Their relationship to the issuer

To the Company's knowledge, Mr. Pappas intends to remain a major long-term shareholder of the Company and may in the future engage in intra-family transfers for estate planning purposes.  As noted above, the Company is not aware of any contractual or other relationship among Mr. Pappas or any other person, including any voting arrangement or other agreement.

Also as noted above, while Mr. Pappas is the non-executive Chairman of the board of directors, the Company has a majority independent board of directors that unanimously approved the filing of the Amended Registration Statement.  The management of the Company is solely responsible for the timing and content of the Amended Registration Statement and Mr. Pappas has not and will not participate in the drafting of the prospectus or the filing of the Amended Registration Statement.

D.  The amount of Common Shares involved

The Company is registering for resale 5,292,272 Common Shares owned by Mr. Pappas under the Amended Registration Statement representing approximately 6.5% of the outstanding Common Shares and 6.8% of the Company's non-affiliated public float.  Mr. Pappas also owns 725,000 Common Shares that were issued to him pursuant to the Company's equity incentive plans of which 350,000 Common Shares are registered under the Company's registration statement on Form S-8.  The balance of the Equity Incentive Shares, or 375,000 Common Shares, are not registered under any of the Company's registration statements.

Ms. Julie Rizzo
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 30, 2012

In addition, under several other circumstances, the Staff has approved holders of more than one-third of a company's public float, or even holders of a majority of a company's voting stock, to effect a valid secondary offering. We refer you to the list of recent similar offerings conducted pursuant to Rule 415(a)(1)(i) set forth below. Furthermore, Interpretation 612.12 of the Securities Act Rules Compliance and Disclosure Interpretations describes a scenario where a holder of well over one-third of the outstanding stock is able to effect a valid secondary offering.  The interpretation states, in relevant part, that:

"A controlling person of an issuer owns a 73% block. That person will sell the block in a registered 'at-the-market' equity offering. Rule 415(a)(4), which places certain limitations on 'at-the-market' equity offerings, applies only to offerings by or on behalf of the registrant. A secondary offering by a control person that is not deemed to be by or on behalf of the registrant is not restricted by Rule 415(a)(4)."

Similarly, Interpretation 216.14 of the Securities Act Forms Compliance and Disclosure Interpretations provides: "Secondary sales by affiliates may be made under General Instruction 1.B.3. to Form S-3, even in cases where the affiliate owns more than 50 percent of the issuer's securities, unless the facts and circumstances indicate that the affiliate is acting as an underwriter on behalf of the issuer."

The Company believes that these interpretive positions make clear that a holder of well in excess of one-third of the public float can effect a valid secondary offering of its shares unless other facts—beyond the mere level of ownership—indicate that the affiliate is acting as an underwriter and therefore as a conduit for the issuer. This interpretation is consistent with the discussion above, under "Statutory Underwriter Analysis," that status as an underwriter depends on participation in a distribution, regardless of size, and that the number of shares involved in the transaction or held by the selling shareholder are not determinative.  The Company believes that the guidance discussed above clearly articulates that the amount of shares involved in the transaction is only one factor to be considered by the Staff in applying Rule 415 and determining whether the selling shareholders are acting as underwriters of, or a conduit for, a public offering by the Company. In that light, and notwithstanding the relatively small number of shares covered by the Amended Registration Statement, the Company respectfully submits that there is no additional support for the proposition that Mr. Pappas is acting as an underwriter on behalf of the Company.  Therefore, the Company believes that it is appropriate to register the offering pursuant to the Amended Registration Statement as a valid secondary offering.

E. Whether the sellers are in the business of underwriting securities

To the Company's knowledge, Mr. Pappas is not in the business of selling or underwriting securities, and is not a broker-dealer or an affiliate of a broker-dealer.  As discussed above, the Company believes that status as a statutory underwriter depends on participation in a distribution on behalf of the issuer.  Mr. Pappas has specifically represented when acquiring the Common Shares that he did not and does not have any agreement or understanding, directly or indirectly, with any person or entity to distribute the Common Shares.  In addition, the purchasers of the Common Shares sold by Mr. Pappas, other than the 538,760 Common Shares sold pursuant to the Prior Registration Statement, received Common Shares from Mr. Pappas containing restrictive legends that require, among other things, an opinion from counsel in connection with any resale or transfer of those shares.

Ms. Julie Rizzo
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 30, 2012

F.  Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer

As described in detail above, the Company does not believe that Mr. Pappas is acting as an underwriter on behalf of, or as a conduit for, the Company.  Under all the circumstances, the Company respectfully submits to the Staff that the registration of the shares held by Mr. Pappas under the Amended Registration Statement does not resemble the transactions which have given rise to the Staff's concern regarding "disguised primary offerings."  Rather, considered under all the circumstances, the Company believes that the offering covered under the Amended Registration more closely resembles recent similarly structured transactions where the resale registration on behalf of selling shareholders has proceeded pursuant to Rule 415(a)(1)(i), including those of:

•	InfoLogix, Inc. (File No. 333-164683): resale of 42% of an issuer's outstanding common stock by a holder with Board representation;

•	OneBeacon Insurance Group, Ltd. (File No. 333-152078): resale of 74.7% of equity interest and 96.7% of voting interest of the issuer;

•	Broadcast International, Inc. (File No. 333-172354): resale of 40% of the issuer's outstanding common stock;

•	Euroseas Ltd. (File No. 333-177014): resale by affiliate holder of 35.8% of the issuer's outstanding common stock;

•	ThermoEnergy Corporation (File No. 333-175227): resale by affiliated group of selling shareholders of 52% of the issuer's outstanding common stock;

•	SofTech, Inc. (File No. 333-174818): resale by executive officers and directors of 23.5% of the issuer's outstanding common stock;

•	SWS Group, Inc. (File No. 333-177217): resale by holders, with Board representation, of 34.8% of the outstanding shares of the issuer's common stock;

•	WNS (Holdings) Limited (File No. 333-177250): resale by group of affiliated parties holding 47.9% of the issuer's outstanding common stock; and

•	American Apparel, Inc. (File No. 333-176547): resale by group of selling shareholders holding, in the aggregate, 23% of the issuer's outstanding common stock.

Ms. Julie Rizzo
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 30, 2012

Conclusion

For all of the foregoing reasons, the Company believes that Mr. Pappas is not an underwriter within the meaning of Section 2(a)(ii) of the Securities Act and the offering of Mr. Pappas' Common Shares is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).

Outside Cover Page of Registration Statement

2.
Please advise us of the basis of your reliance on Rule 415(a)(6) of the Securities Act to register unsold securities previously registered on Form F-3 under File Number 333-156843. It appears that you filed the new registration statement more than 3 years after the initial effective date of the previous registration statement of February 17, 2009.

The Company no longer intends to rely on Rule 415(a)(6) of the Securities Act but instead will rely on Rule 457(p) of the Securities Act to offset the aggregate total dollar amount of the filing fee associated with the unsold securities previously registered on the Prior Registration Statement against the total filing fee due for the Amended Registration Statement because the Amended Registration Statement was filed within five years of the initial filing date of the Prior Registration Statement and was filed by the same registrant.

Rule 457(p) states, among other things, that "[w]here all or a portion of the securities offered under a registration statement remain unsold after the offering's completion or termination, or withdrawal of the registration statement, the aggregate total dollar amount of the filing fee associated with those unsold securities (whether computed under §230.457(a) or (o)) may be offset against the total filing fee due for a subsequent registration statement or registration statements. The subsequent registration statement(s) must be filed within five years of the initial filing date of the earlier registration statement, and must be filed by the same registrant…"

3.
Notwithstanding the above comment, to the extent that you are eligible to rely on Rule 415(a)(6), please revise to identify the amount of unsold securities included in this registration statement pursuant to Rule 415(a)(6) of the Securities Act.

The Company refers the Staff to its response to No. 2 above.

Prospectus Summary, page 1

4.
We note the third and fourth paragraphs on page 13 of your Form 20-F filed March 27, 2012. Please revise here to discuss that as of December 31, 2011 the ratio of the market value of your mortgaged vessels to outstanding borrowings fell below minimum ratios.

In response to the Staff's comment, the Company has revised the disclosure on page 2 of the Amended Registration Statement to include that the ratio of the market value of the Company's mortgaged vessels to outstanding borrowings fell below minimum ratios as of December 31, 2011.

Ms. Julie Rizzo
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 30, 2012

Signatures, page 49

5.
Please revise the second half of the signature block for each co-registrant to include the language "[p]ursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated" and so that it is signed by the principal executive officer, principal financial officer, principal accounting officer or controller and at least a majority of the board of directors.

In response to the Staff's comment, the Company has revised the signature blocks of the co-registrants to include the signatures of the individuals who perform the functions of the principal executive officer, principal financial officer and principal accounting officer, as well as the appointed officers, for each of these co-registrants.  The Company advises the Staff that each of the co-registrants that is organized as a limited liability company does not have a board of directors.  The Company serves as the sole member of each of these limited liability companies.

Part II

Exhibit 5.1

6.	Please revise to have counsel opine that each guarantee will be the binding obligation of its guarantor.

In response to the Staff's comment, the Company has filed a revised legal opinion as Exhibit 5.1 to the Amended Registration Statement.

7.	Please confirm that counsel will file an unqualified opinion at each takedown.

The Company confirms that its counsel will file an unqualified opinion at each takedown.

Form 20-F for the Fiscal Year Ended December 31, 2011

Risk Factors, page 4

If our vessels call on ports located in countries that are subject to restrictions, page 10

8.
We note that the risk factor no longer includes the statement "[a]lthough we believe that we are in compliance with all applicable sanctions and embargo laws and regulations, and intend to maintain such compliance... ," which appeared in your 2010 Form 20-F. Please tell us why you have deleted the statement.

While the Company believes that it is in compliance with all applicable sanctions and embargo laws and regulations, and intends to maintain such compliance, it cannot be certain that a charterer under a time charter will not violate applicable sanctions and embargo laws and regulations.  As such, the Company removed the sentence referenced in the Staff's comment from its annual report on Form 20-F for the year ended December 31, 2011.

Ms. Julie Rizzo
Attorney-Advisor
Division of Corporation Finance
U.S. Securities and Exchange Commission
May 30, 2012

The Company's business is the chartering-out of drybulk vessels designated for transportation of bulk cargoes.  The Company owns all of the vessels in its fleet. The Company's revenues are generated by the chartering-out of its vessels for single voyages or longer periods. The contractual basis for such charters is a time charter, a voyage charter or a contract of affreightment. The terms of these charters are standardized in accordance with industry practice. A time charter transfers the right to operate the relevant vessels to the charterer thereof within the limitations set forth in the charter. These terms always include trading restrictions in geographical areas where there are sanctions and embargo laws applicable at the time of the execution of the contract. In chartering-out vessels on voyage charters or under a contract of affreightment, the Company respects applicable laws, including relevant embargo laws.  When chartering-out vessels on time charters, it is the charterer's responsibility to respect the applicable sanctions and embargo laws and regulations.  The Company has no control over its charterers. The Company confirms that as of the date of this letter, none of the Company's vessels has called on a port subject to sanctions or embargo laws, other than one vessel that called on a port in Iran once at the direction of the sub-charterer in January 2011, as was described in the Company's response letter to the Staff dated July 8, 2011.

9.
You state that the Comprehensive Iran Sanctions Accountability and Divestment Act "expands the application of the prohibitions" of the "former" Iran Sanctions Act to non-U.S. companies, such as your company. In future filings please revise the disclosure to remove any implication that (i) the prohibitions of ISA did not apply to certain activities of non-U.S. companies prior to its amendment by CISADA; and (ii) CISADA replaced, rather than amended, ISA.

In response to the Staff's comment, the Company will revise its future filings accordingly.

____________________

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; Staff comments or changes to the disclosure in response Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

____________________

If you have any questions or comments concerning this letter, please feel free to contact the undersigned at (212) 574-1240, Christine Westbrook, Esq. at (212) 574-1371 or Keith Billotti, Esq. at (212) 574-1274.

Very truly yours, SEWARD & KISSEL, LLP By: /s/ Robert E. Lustrin Robert E. Lustrin, Esq.
John Dana Brown Division of Corporate Finance Securities and Exchange Commission Spyros Capralos Chief Executive Officer Star Bulk Carriers Corp.